UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number 0-24960

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Covenant Transport, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

The Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, in lieu of the requirements of Items 1 - 3 of Form 11-K, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules are filed as part of this annual report:

Page
Reports of Independent Registered Public Accounting Firms	1

Statements of Net Assets Available for Benefits as of December 29, 2004 and 2003	3

Statements of Changes in Net Assets Available for Benefits for the Years ended December 29, 2004 and 2003	4

Notes to Financial Statements	5

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 29, 2004	9

Exhibits

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and the Administrator of the
Covenant Transport, Inc. 401(k) and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 29, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2004, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of year) as of December 29, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lattimore Black Morgan & Cain, P.C.

Knoxville, Tennessee
June 3, 2005

Report of Independent Registered Public Accounting Firm

The Administrator
Covenant Transport, Inc. 401(k) and
Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (Plan) as of December 29, 2003, and the related statement of changes in net assets available for benefits for the year ended December 29, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2003, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Atlanta, Georgia
June 25, 2004

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 29, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value (notes 3 and 4)	$16,269,833	$16,344,166
Participant Loans	652,509	-

Liabilities:
Excess contributions payable	46,644	-
Net assets available for plan benefits	$16,875,698	$16,344,166

See accompanying notes to financial statements.

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 29, 2004 and 2003

	2004	2003
Additions:
Investment income:
Interest and dividends	$135,223	$354,160
Net appreciation in fair value of investments:
Mutual funds	930,755	1,267,546
Covenant Transport, Inc. common stock	112,534	184,434
Net investment income	1,178,512	1,806,140

Contributions from employer	777,245	671,714
Contributions from participants	2,377,347	2,448,356
Total additions	4,333,104	4,926,210
Deductions:
Participants’ benefits	3,786,621	3,412,443
Administrative fees	14,951	6,854

Net increase in net assets available for benefits	531,532	1,506,913

Net assets available for benefits at beginning of year	16,344,166	14,837,253

Net assets available for benefits at end of year	$16,875,698	$16,344,166

See accompanying notes to financial statements.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

	(a)	Basis of Presentation

The records of the Plan are maintained on the cash basis of accounting. The accompanying financial statements of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(b)	Investments

Investments in money market funds, mutual funds, common stock, and common collective funds are stated at fair value based on quoted market prices or as determined by Diversified Investment Advisors (the “Trustee”). Participant loans are valued at the unpaid principal balance, which approximates fair value. Securities transactions are accounted for on a trade date basis.

Realized and unrealized investment gains and losses are included in net appreciation in fair value of investments in the statements of changes in net assets available for plan benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Plan’s investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

	(c)	Fair Value of Financial Instruments

Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of payables is a reasonable approximation of the fair value due to the short-term nature of these instruments.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined contribution plan and covers substantially all employees of Covenant Transport, Inc. and subsidiaries (the “Company”). The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service. During 2004, the Plan changed trustees from SunTrust Bank to Diversified Investment Advisors. The Plan trustee has overall responsibility for the investment of assets, accounting for financial transactions and distributions to participants.

	(b)	Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute up to a maximum of 85% and 100% in 2004 and 2003, respectively of their annual compensation subject to the limitations of the Internal Revenue Code Section 415(c) (3). The Company may make discretionary matching contributions to the Plan not to exceed 6% of an employee’s compensation and may make other types of discretionary contributions. Annual additions to a participant’s account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution plan maintained by the Company, cannot exceed certain levels established under the Internal Revenue Code Section 402(g).

	(c)	Participant Accounts

The Plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of principal, income, and losses. Employer voluntary contributions are allocated to all eligible employees based on the employees’ contributions for the period. Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant.

	(d)	Participant Loans

Other than the financial conditions listed below, there are no restrictions on participants obtaining a loan. Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000. Loans may generally be repaid over one to five years. Loans must be repaid through automatic payroll deductions unless otherwise provided for by the Plan Administrator. A participant may only have one loan outstanding at a time. The interest rate is the prime rate plus 1% and is fixed over the life of the loan. A participant may choose to continue to participate in the plan.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

	(e)	Distributions to Participants

Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance.

Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan. Participants with a hardship withdrawal are not allowed to make contributions to the plan for six months after the withdrawal.

Benefits are recorded when paid.

	(f)	Vesting

Participants are immediately vested in their contributions and the investment earnings (losses) thereon.

Participants vest in employer contributions 20% each year and are 100% vested after five years of credited service. Amounts forfeited by participants who are terminated from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. Forfeitures totaled $61,491 and $162,376 in 2004 and 2003, respectively. $9,011 of forfeitures were unallocated at December 29, 2004, while the remainder were used to reduce Company contributions.

	(g)	Administrative Expenses

The administrative expenses of the Plan are paid primarily by the Company. The Company incurred $46,754 and $49,137 of administrative fees in 2004 and 2003, respectively. These costs include legal, accounting, and certain administrative fees.

(3)	Transactions with Parties-In-Interest

At December 29, 2004 and 2003, the Plan held investments in trust funds and money market accounts sponsored by the trustee with current values of $14,399,273 and $12,396,474, respectively. The Plan also held investments in 154,146 and 96,250 shares of Covenant Transport, Inc. common stock with current values of $1,870,560 and $1,901,644 at December 29, 2004 and 2003, respectively. The Plan also held investments in the participants’ loans with interest rates between 5.25% and 6.25% with a current value of $652,509 as of December 29, 2004. All administrative fees of the plan were paid to parties-in-interest.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(4)	Investments

The following investments represent 5% or more of the Plan assets at December 29, 2004 and 2003:

	2004		2003

SunTrust Employee Benefit Stable Asset Fund	$	*	$6,088,638
STI Classic Capital Appreciation Fund		*	2,464,125
STI Classic Value Income Fund		*	2,131,204
Covenant Transport 401(k) Unitized Stock Fund		1,870,560	1,901,644
STI Classic Investment Grade Bond Fund		*	1,350,567
Vanguard 500 Index Fund		*	1,101,674
Federated Kaufmann Fund		*	846,540
Diversified Stable Pooled Fund		5,484,430	*
Diversified Equity Growth Fund		2,389,581	*
Diversified Value Horizon SAF		2,011,953	*
Diversified Core Bond Fund		1,313,689	*
Diversified Stock Index Fund		1,054,751	*
Diversified Mid Cap Growth Fund		974,664	*

All of the Plan’s investments in 2004 and 2003 are held by a party-in interest to the Plan.

* Investments did not exceed 5% of net assets at the end of the respective years.

(5)	Income Tax Status

The Internal Revenue Service made a favorable ruling on the application for determination of qualification submitted by the Company on September 8, 2003. The plan administrator is not aware of any course of action or series of events that might adversely affect the Plan’s qualification under Section 401(a) of the Internal Revenue Code, and under which the Plan would be subject to tax under present income tax law. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(6)	Plan Termination

While it is the Company’s intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)

December 29, 2004

Identity of the issue	Description of investments	Current value

Mutual Funds:
* Diversified Equity Growth Fund	124,587 mutual fund units	$2,389,581
* Diversified Value Horizon SAF	82,322 mutual fund units	2,011,953
* Diversified Core Bond Fund	104,927 mutual fund units	1,313,689
* Diversified Stock Index Fund	111,732 mutual fund units	1,054,751
* Diversified Mid Cap Growth Fund	94,353 mutual fund units	974,664
* Diversified International Fund	24,366 mutual fund units	374,499
* Diversified Special Equity Fund	7,509 mutual fund units	198,229
* Diversified Intermediate/Long Horizon Fund	14,226 mutual fund units	170,855
* Diversified Mid Cap Value	8,631 mutual fund units	119,632
* Diversified Hi Quality Bond	9,861 mutual fund units	113,598
* Diversified Long Horizon SAF	10,314 mutual fund units	107,368
* Diversified Intermediate Horizon SAF	3,612 mutual fund units	41,860
* Diversified Short/Intermediate Horizon SAF	3,049 mutual fund units	30,272
* Diversified Short Horizon SAF	450 mutual fund units	4,881

Common Collective Fund:
* Diversified Stable Pooled Fund	373,014 collective fund units	5,484,430

* Participant Loans	Loans to participants, with interest rates from 5.25% to 6.25%.	652,509

* Investors Bank & Trust Company	Cash Reserve Fund	9,011

Common stock:
* Covenant Transport 401(k) Unitized Stock Fund	154,146 shares	1,870,560
		$16,922,342

*Represents parties-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

COVENANT TRANSPORT, INC.

Dated: June 23, 2005	By:	/s/ R.H. Lovin, Jr.
R.H. Lovin, Jr., Administrator